Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 5, 2011

U.S. FEDERAL INCOME TAX CONSIDERATIONS

iPath® Exchange Traded Notes

iPath Exchange Traded Notes (ETNs) provide investors with cost-effective exposure to asset classes that have not always been easy to access. Here are answers to questions financial professionals and individuals commonly ask about the tax treatment of the iPath ETNs currently available.

How are iPath ETNs treated for U.S. federal income tax purposes

Barclays and investors agree to treat all iPath ETNs, except single currency ETNs, for all U.S. federal income tax purposes, as prepaid executory contracts with respect to the relevant index. If such iPath ETNs are so treated, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs as the amount equal to the difference between the amount they receive at such time and their tax basis in the securities. Investors generally agree to treat such gain or loss as capital gain or loss, except with respect to iPath currency ETNs, for which investors agree to treat such gain or loss as ordinary, as detailed in the chart below.

The following table summarizes certain U.S. federal tax consequences that holders of iPath ETNs and Barclays agree to be subject to by purchasing an iPath ETN. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable prospectus for a more complete discussion of the primary tax treatment and alternative tax characterizations that are possible with respect to each iPath ETN.

TREATMENT RECOGNITION OF

TYPE AT MATURITY CURRENT INCOME

Alternatives Capital Gains No

Buy-Write Capital Gains No

Commodities Capital Gains No

Equity Capital Gains No

Fixed Income Capital Gains No

Leveraged Capital Gains No

Currency

Carry Trade Ordinary Income No

Single Currency Ordinary Income Yes

What makes iPath ETNs an attractive investment option

Unlike mutual funds that may be required to make taxable distributions to shareholders, the iPath ETNs currently available will not make taxable distributions. Therefore, holders of iPath ETNs (other than the single currency ETNs) should, assuming they are treated as described earlier, generally not be required to include amounts in income prior to sale, redemption or maturity. This enables investors to control the timing of taxable events related to their investment in iPath ETNs. However, the IRS and U.S. Treasury are actively considering the tax treatment of instruments such as iPath ETNs, which could change.

Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs

Yes, for iPath single currency ETNs only.

What is the ruling on the U.S. tax treatment of iPath single currency ETNs

Revenue ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 extends to iPath single currency ETNs.

What is Barclays’ reaction to the ruling on the U.S. tax treatment of iPath single currency ETNs

The ruling provides investors clarity on the tax treatment of certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange.

What does it mean for iPath single currency ETN investors

This means that any interest accrued (net of fees) during the life of the note is taxable to investors, even though the interest is reinvested and not paid out until the holder sells the ETN or the

This information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

iPATH FEDERAL INCOME TAX CONSIDERATIONS

note matures. It also means that a gain or loss from the sale or redemption of the notes will be ordinary and investors will not be able to elect capital gains treatment.

Do iPath single currency ETN investors need to submit a form to the IRS requesting a certain tax treatment?

No, it is not necessary to elect any specific treatment since the IRS has ruled how financial instruments linked directly to the value of a foreign currency should be treated from a tax perspective. Most custodians will provide Form 1099 OID for annual tax reporting purposes.

What are the benefits of investing in iPath single currency ETNs?

Institutional and individual investors increasingly recognize that currency exposure may constitute a separate asset class to provide portfolio diversification and add potential portfolio returns. The iPath single currency ETNs provide simple, transparent and cost-effective access to three significant exchange rates. In addition, because they make no distributions, holders benefit from daily compounding.

What is the current tax status of equity, fixed income, leveraged, commodity and certain alternatives ETNs?

The revenue ruling does not apply to iPath ETNs other than iPath single currency ETNs. On December 7, 2007, the IRS also issued notice 2008-2 asking for comments on the appropriate tax treatment of instruments such as the equity and commodity ETNs. The IRS has not issued additional guidance on this issue.

What is Barclays' position about the tax status of equity, fixed income, leveraged, commodity and certain alternatives ETNs?

Barclays is aligned with the Securities Industry and Financial Markets Association (SIFMA). We believe that the tax treatment of an investment product should be driven by the product's attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund own the underlying securities and receive dividend income from those securities annually, which is taxable. ETN investors do not own underlying securities and receive no dividends while holding the ETN.

What is the tax treatment of iPath ETNs in the event of an automatic termination or issuer redemption (applicable to certain iPath ETNs)?

Investors should generally recognize capital gain or loss upon the sale, early redemption or maturity of their ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the ETNs. For the tax implications of purchasing replacement securities offering similar exposure, including the potential application of the wash sale rules, please consult a tax professional.

An investment in iPath ETNs involves risks, including possible loss of principal. If specified in the relevant prospectus, Barclays Bank PLC as issuer may redeem a series of Securities (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC's right to redeem the Securities. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution Company and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

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